Filed by AECOM Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  URS Corporation

Commission File No.: 1-7567

Date: July 14, 2014

1 From: AECOM Corporate Communications Sent: Sunday, July 13, 2014 1:23 PM Subject: AECOM World Weekly Special Edition — URS Corporation to join AECOM SPECIAL EDITION July 13, 2014 URS Corporation to join AECOM in transformational combination, creating a new global industry leader Combination of two leading firms transforms company and dramatically accelerates AECOM’s strategy, adding new capabilities in oil & gas, power and government services AECOM announced today that it has signed a definitive agreement to acquire URS Corporation. URS is a leading engineering, construction and technical services firm with approximately 50,000 employees serving public and private sector clients in nearly 50 countries with $11 billion in revenue. “I’m delighted to share this exciting news with our employees around the world,” said Michael S. Burke, AECOM president and chief executive officer. “By bringing together the talented people of AECOM and URS, we will be able to deliver an unrivaled array of solutions to the clients of both firms.” The combination is a transformational union of the world-class capabilities and people of AECOM and URS, reflecting a dramatic acceleration of AECOM’s strategy to create an integrated-delivery platform with superior capabilities to design, build, finance and operate infrastructure for clients around the globe. “This is more than a strategic transaction,” said Burke. “This is a statement that we intend to seize upon our company’s full potential as we continue to play a leading role in the ongoing improvement and development of the world we live in. I am confident that this transaction will offer our employees the greatest set of professional opportunities in our industry, and will help all of us achieve our highest career aspirations.” Images, here and below, show examples of projects that have benefited from services of both AECOM and URS, including the World Trade Center complex in New York City, United States.

2 URS adds to AECOM’s construction capabilities, deepening a core competency that AECOM will be able to leverage across its global platform. URS also brings strong sector expertise in important end markets, including oil & gas, power and government services. “We are now embarking on a bold journey — one that will completely alter the landscape of our industry; one that will represent great things for our people and our clients; and one that will considerably strengthen our ability to deliver the global projects that are vital for creating, enhancing, and sustaining the world we live in.” The new AECOM will be better positioned to serve major clients, who are increasingly demanding integrated capabilities covering all four components of the infrastructure asset lifecycle — design, build, finance and operate. The combined company will be a leading, fully integrated infrastructure and support services provider, with over 95,000 employees in more than 150 countries. The combined firm would rank in the top 150 among the Fortune 500, based on 2013 revenues of more than US$19 billion. “On a personal note, I want to thank all AECOM employees, whose dedication and commitment to our success provided the foundation for this opportunity,” said Burke. “Over the past decade, we have grown steadily and built an organization that has become a global leader across all of our markets. Along the way, we have welcomed more than 40 new companies into the AECOM family, expanding our services portfolio, extending our geographic reach, and cementing our technical and professional excellence across all the markets that we serve. “Many of you have been part of this journey over the past decade, and contributing to our success for even longer. And while some of you are relatively new to this journey, you equally bring critical experience and valuable new perspectives to our continued progress.” The transaction, which is subject to customary shareholder and regulatory approvals, is expected to close in October. AECOM is developing a detailed integration plan that will be led by executives of both companies, with Kevin Lynch, executive vice president and chief strategy officer, providing leadership for AECOM. Until the close of the transaction, AECOM and URS will remain competitors, which means that employees will need to act accordingly. A separate message from Kevin will provide more information on the integration process and expectations. “We will join the best practices, learnings and people from both organizations to create an industry-leading winner for the future. Our new firm will benefit our people and our clients as we create new growth opportunities through our broadened capabilities and unmatched global reach.” A page on myAECOM has been created to provide more information related to this announcement. The page includes key messages, a presentation with key facts and frequently asked questions (FAQs). The New Port project in Doha, Qatar, has seen significant contributions from AECOM and URS. AECOM and URS were each involved in the design, engineering and construction of the East Side Access Development project at Grand Central Station in New York City, United States.

3 For questions, comments or feedback regarding this announcement, please contact AskMike@aecom.com. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This email communication is best viewed using Microsoft Outlook. Copyright 2014 AECOM Technology Corporation. Trade/service marks are the property of AECOM Technology Corporation or its affiliates. All rights reserved. The contents of this publication are protected by United States copyright law and may not be reproduced, distributed, transmitted, displayed or re-published without the prior written permission of AECOM Technology Corporation.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.